Exhibit 99.1

For Immediate Release

January 20, 2015

SAP Announces Preliminary Fourth Quarter and Full Year 2014 Results

SAP Expedites Transition to Cloud – Targets 7x Growth in Cloud to Reach Up To €28 Billion Total Revenue By 2020

•	Cloud Business Surges – Guidance Achieved as Non-IFRS Cloud Subscriptions and Support Revenue Jumped 72% in Fourth Quarter and Increased 45% in Full Year
•	Cloud Subscriptions and Support Backlog Increased 94%, Exceeding €2.3 Billion at Year-End
•	Strong HANA Momentum – More Than 5,800 HANA Customers and More Than 1,850 Suite on HANA Customers
•	Software and Software-Related Service Revenue Guidance Achieved Despite the Accelerated Shift from Upfront to More Ratable Revenue
•	Operating Profit Guidance Achieved While Significantly Expanding the Company’s Cloud Delivery Capabilities
•	Targeting €7.5 – €8.0 Billion in Cloud Subscriptions and Support Revenue and €26 – €28 Billion Total Revenue by 2020

WALLDORF, Germany – January 20, 2015 – SAP SE (NYSE: SAP) today announced its financial results for the fourth quarter and twelve months ended December 31, 2014.

BUSINESS HIGHLIGHTS IN THE FOURTH QUARTER AND FULL YEAR 2014

SAP delivered exceptionally strong growth in the cloud and continues to lead in this industry-wide transformation. Full year non-IFRS cloud subscriptions and support revenue increased 45% at actual and constant currencies to €1.10 billion1.

The company also showed a solid software and software-related service revenue performance despite the accelerated shift from upfront software revenue to more subscription-based cloud revenue. Non-IFRS software and software-related service revenue grew 7% at constant currencies (6% at actual currencies to €14.87 billion) achieving the full year target of 6% – 8% growth at constant currencies. Non-IFRS operating profit increased by 3% at constant currencies to €5.63 billion (3% at actual currencies to €5.64 billion), achieving the full year outlook of €5.6 – €5.8 billion at constant currencies.

“In 2014 we delivered on our Run Simple strategy to help our customers transform their businesses. SAP’s strong growth is driven by the HANA platform, the broadest cloud portfolio and the largest business network in the world,” said Bill McDermott, CEO of SAP. “SAP powers the clear path to growth

1 For the full year 2014, Fieldglass contributed €50 million and Concur contributed €45 million to SAP’s Non-IFRS cloud subscriptions and support revenue at constant currencies, representing a 13 percentage point contribution to SAP’s respective full year 2014 growth rate.

SAP Reports Fourth Quarter and Twelve Months 2014 Results	Page 2

for businesses in the 21st century: run real-time, run networked, run simple. We will continue to push relentlessly toward a much more predictable business model and are once again raising our cloud ambition to grow 7X from 2014 through 2020.”

“We had exceptional growth in our cloud business and have significantly lifted the total of cloud backlog and non-IFRS deferred cloud revenue to more than €3 billion. This is committed business that will drive strong cloud growth in the future,” said Luka Mucic, CFO of SAP. “We expect cloud subscriptions to exceed software license revenue in 2018. At that time SAP expects to reach a scale in its cloud business that will clear the way for accelerated operating profit expansion.”

SAP is the fastest growing enterprise cloud company at scale2 with fourth quarter non-IFRS cloud subscriptions and support revenue increasing 72% year-over-year (59% at constant currencies). The annual total cloud revenue run rate now exceeds €1.7 billion3 or $2.0 billion4. Non-IFRS calculated cloud billings increased 104% (78% at constant currencies) in the fourth quarter5. Non-IFRS deferred cloud subscriptions and support revenue was €699 million as of December 31, 2014, a year-over-year increase of 56% (40% at constant currencies)6. The Company’s cloud subscriptions and support backlog7 as of December 31, 2014 was €2.3 billion, a year-over-year increase of 94%.

SAP’s acquisition of Concur in December 2014 propels the world’s largest business network into the $1.2 trillion corporate travel and expense market. More than 1.7 million connected companies trade over $700 billion of frictionless commerce8 on this network – more than Amazon, eBay and Alibaba all combined.

SAP’s intense focus on next-generation customer engagement is also fueling growth. Its hybris omni-channel e-commerce platform, combined with Cloud for Sales, once again saw strong revenue contribution in 2014 with triple-digit growth in software revenue and cloud subscriptions and support revenue combined.

SAP HANA, the platform for real-time business applications, had a phenomenal year and continues to be a major growth engine for SAP. The Company saw continued broad market adoption of SAP HANA across all industries and regions as customers recognize the compelling business benefits of SAP HANA. SAP now has more than 5,800 HANA customers and more than 1,850 customers for SAP Business Suite on HANA. SAP HANA is also evolving into a leading development platform.

In its services business, SAP is radically simplifing the way it engages with customers and delivers services to its customers: Under the new ONE Service approach, SAP provides one service portfolio, out of one global organization and under one contract. To execute on ONE Service SAP has combined all lines of services under one organizational umbrella.

2 Compared to SAP’s peer group companies with an enterprise software annual cloud revenue run rate above €1 billion.

3 The annual revenue run rate is the fourth quarter 2014 non-IFRS cloud subscriptions and support revenue (€360 million) plus non-IFRS cloud-related professional services and other service revenue (€69 million) multiplied by 4.

4 Translated into USD for reader’s convenience based on $/€ exchange rate of $1.21/€1.00 at the end of the fourth quarter 2014.

5 The calculated billings numbers and respective growth rates reported herein update the preliminary numbers reported in the pre-release from January 12th.

6 Calculated billings is the total of a period’s cloud subscriptions and support revenue and of the respective period’s change in the deferred cloud subscriptions and support revenue balance. In the fourth quarter 2014 Fieldglass contributed €19 million and Concur contributed €45 million to SAP’s Non-IFRS cloud subscriptions and support revenue at constant currencies. The contribution from Concur to non-IFRS deferred cloud subscriptions and support revenue at December 31st, 2014 was €65 million at constant currencies and €71 million at actual currencies (IFRS: €62 million). At December 4th, 2014, the closing of Concur, the balance was €61 million at actual currencies (IFRS: € 42 million).

7 Cloud subscriptions and support backlog represents expected future cloud subscriptions and support revenue that is contracted but not yet invoiced and thus not recorded in deferred revenue.

8 Network spend volume is the total value of purchase orders transacted on the Ariba, Concur and Fieldglass Networks in the trailing 12 months.

SAP Reports Fourth Quarter and Twelve Months 2014 Results	Page 3

Fourth Quarter 2014 Regional Revenue

SAP had another solid performance in EMEA, despite the macroeconomic conditions weighing on the business in Russia and Ukraine. Non-IFRS software and software-related service revenue increased 5% (5% at constant currencies) with a strong software revenue performance in the UK. Non-IFRS cloud subscriptions and support revenue in EMEA grew 85% (75% at constant currencies).

In the Americas, non-IFRS software and software-related service revenue increased 14% (6% at constant currencies), driven by strong growth in the United States. In Latin America, SAP continued to face a difficult macroeconomic and political environment. Non-IFRS cloud subscriptions and support revenue in the Americas increased 63% (50% at constant currencies).

In APJ, the Company achieved exceptional revenue growth in cloud and an overall solid revenue performance. Non-IFRS software and software-related service revenue grew 6% (2% at constant currencies). India delivered strong double-digit software revenue growth. Non-IFRS cloud subscriptions and support revenue grew 98% (87% at constant currencies) in APJ.

SAP Reports Fourth Quarter and Twelve Months 2014 Results	Page 4

FINANCIAL RESULTS IN DETAIL

FINANCIAL HIGHLIGHTS – Fourth Quarter 2014

	Fourth Quarter 20141)
	IFRS			Non- IFRS2)
€ million, unless otherwise stated	Q4 2014	Q4 2013	% change	Q4 2014	Q4 2013	% change	% change const. curr.

Cloud subscriptions and support	349	208	68	360	210	72	59
Software	1,867	1,902	–2	1,867	1,903	–2	–5
Support	2,506	2,268	11	2,507	2,272	10	8
Software and support	4,373	4,170	5	4,374	4,175	5	2
Software and software-related service revenue	4,722	4,378	8	4,734	4,385	8	5
Total revenue	5,458	5,106	7	5,469	5,113	7	4
Total operating expenses	–3,704	–3,305	12	–3,342	–3,015	11	8
Operating profit	1,754	1,802	–3	2,127	2,098	1	–2
Operating margin (%)	32.1	35.3	–3.2pp	38.9	41.0	–2.1pp	–2.3pp
Profit after tax	1,304	1,319	–1	1,564	1,522	3
Basic earnings per share (€)	1.09	1.11	–1	1.31	1.28	3
Number of employees (FTE)	74,406	66,572	12	N/A	N/A	N/A	N/A

1) All figures are unaudited.

2) For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online. For a breakdown of the individual adjustments see page F8 in the appendix to this press release.

IFRS cloud subscriptions and support revenue was €349 million (2013: €208 million), an increase of 68%. Non-IFRS cloud subscriptions and support revenue was €360 million (2013: €210 million), an increase of 72% (59% at constant currencies). IFRS software and support revenue was €4.37 billion (2013: €4.17 billion), an increase of 5%. Non-IFRS software and support revenue was €4.37 billion (2013: €4.18 billion), an increase of 5% (2% at constant currencies). IFRS software and software-related service revenue was €4.72 billion (2013: €4.38 billion), an increase of 8%. Non-IFRS software and software-related service revenue was €4.73 billion (2013: €4.39 billion), an increase of 8% (5% at constant currencies). IFRS total revenue was €5.46 billion (2013: €5.11 billion), an increase of 7%. Non-IFRS total revenue was €5.47 billion (2013: €5.11 billion), an increase of 7% (4% at constant currencies).

IFRS operating profit was €1.75 billion (2013: €1.80 billion), a decrease of 3%. Non-IFRS operating profit was €2.13 billion (2013: €2.10 billion), an increase of 1% (a decrease of 2% at constant currencies). IFRS operating margin was 32.1% (2013: 35.3%), a decrease of 3.2 percentage points. Non-IFRS operating margin was 38.9% (2013: 41.0%), a decrease of 2.1 percentage points (2.3 percentage points at constant currencies).

IFRS profit after tax was €1.30 billion (2013: €1.32 billion), a decrease of 1%. Non-IFRS profit after tax was €1.56 billion (2013: €1.52 billion), an increase of 3%. IFRS basic earnings per share was €1.09 (2013: €1.11), a decrease of 1%. Non-IFRS basic earnings per share was €1.31 (2013: €1.28), an increase of 3%. The IFRS and non-IFRS effective tax rates in the fourth quarter of 2014 were 24.8% (2013: 25.7%) and 25.8% (2013: 26.6%), respectively.

SAP Reports Fourth Quarter and Twelve Months 2014 Results	Page 5

FINANCIAL HIGHLIGHTS – Full Year 2014

	Full Year 20141)
	IFRS			Non-IFRS2)

€ million, unless otherwise stated	FY 2014	FY 2013	% change	FY 2014	FY 2013	% change	% change const. curr.

Cloud subscriptions and support	1,087	696	56	1,101	757	45	45
Software	4,399	4,516	–3	4,399	4,518	–3	–3
Support	9,368	8,738	7	9,373	8,756	7	8
Software and support	13,767	13,254	4	13,773	13,275	4	5
Software and software-related service revenue	14,855	13,950	6	14,874	14,032	6	7
Total revenue	17,560	16,815	4	17,580	16,897	4	5
Total operating expenses	–13,229	–12,336	7	–11,942	–11,415	5	6
Operating profit	4,331	4,479	–3	5,638	5,482	3	3
Operating margin (%)	24.7	26.6	–2.0pp	32.1	32.4	–0.4pp	–0.7pp
Profit after tax	3,275	3,325	–1	4,178	3,998	4
Basic earnings per share (€)	2.74	2.79	–2	3.50	3.35	4
Number of employees (FTE)	74,406	66,572	12	N/A	N/A	N/A	N/A

1) All figures are unaudited.

2) For a detailed description of SAP’s non-IFRS measures see Explanation of Non-IFRS Measures online. For a breakdown of the individual adjustments see page F8 in the appendix to this press release.

IFRS cloud subscriptions and support revenue was €1.09 billion (2013: €696 million), an increase of 56%. Non-IFRS cloud subscriptions and support revenue was €1.10 billion (2013: €757 million), an increase of 45% (45% at constant currencies). IFRS software and support revenue was €13.77 billion (2013: €13.25 billion), an increase of 4%. Non-IFRS software and support revenue was €13.77 billion (2013: €13.28 billion), an increase of 4% (5% at constant currencies). IFRS software and software-related service revenue was €14.86 billion (2013: €13.95 billion), an increase of 6%. Non-IFRS software and software-related service revenue was €14.87 billion (2013: €14.03 billion), an increase of 6% (7% at constant currencies). IFRS total revenue was €17.56 billion (2013: €16.82 billion), an increase of 4%. Non-IFRS total revenue was €17.58 billion (2013: €16.90 billion), an increase of 4% (5% at constant currencies).

IFRS operating profit was €4.33 billion (2013: €4.48 billion), a decrease of 3%. Non-IFRS operating profit was €5.64 billion (2013: €5.48 billion), an increase of 3% (3% at constant currencies). IFRS operating margin was 24.7% (2013: 26.6%), a decrease of 2.0 percentage points. Non-IFRS operating margin was 32.1% (2013: 32.4%), a decrease of 0.4 (0.7 percentage points at constant currencies).

IFRS profit after tax was €3.28 billion (2013: €3.33 billion), a decrease of 1%. Non-IFRS profit after tax was €4.18 billion (2013: €4.00 billion), an increase of 4%. IFRS basic earnings per share was €2.74 (2013: €2.79), a decrease of 2%. Non-IFRS basic earnings per share was €3.50 (2013: €3.35), an increase of 4%. The IFRS and non-IFRS effective tax rates in 2014 were 24.8% (2013: 24.4%) and 26.2% (2013: 25.9%), respectively.

Cash Flow – Twelve Months 2014

Operating cash flow was €3.57 billion (2013: €3.83 billion), a decrease of 7% year-over-year. This was mainly due to payouts for litigation in the amount of €555 million. Free cash flow was €2.84 billion (2013: €3.27 billion), a decrease of 13% year-over-year. Free cash flow was 16% of total revenue (2013: 19%). At December 31, 2014, SAP had a total group liquidity of €3.42 billion (December 31, 2013: €2.84 billion), which includes cash and cash equivalents and short term investments. Net debt at December 31,

SAP Reports Fourth Quarter and Twelve Months 2014 Results	Page 6

2014 was -€7.67 billion compared to -€1.47 billion at December 31, 2013.

ONE Service and Impact on SAP’s Financial Reporting

As outlined above, SAP is implementing the ONE Service approach to provide holistic service offerings to its customers. This combination of services will be reflected in SAP’s financial reporting by combining the respective revenue in one revenue line item of the income statement. Therefore, SAP will amend the structure of its income statement, starting with the first quarter of 2015 by presenting one revenue line item called ‘Services’ which includes premium support services, professional services and other services. Revenue from Enterprise Support and other standardised support offerings will continue to be reported in the ‘Software support’ line. The formerly presented subtotal ‘Software and software-related services’ (SSRS) which still included premium support revenue is replaced by the subtotal ‘Cloud & software’ which excludes premium support services.

This income statement modification does neither change total revenue nor the reported cloud subscriptions & support revenue and software revenue. The outlook the Company provides below for 2015 and beyond is based on this modified income statement format. For more information refer to the Company’s webinar at www.sap.com/investor.

BUSINESS OUTLOOK 2015

The Company is providing the following 2015 outlook:

•	Based on the strong momentum in SAP’s cloud business the Company expects full year 2015 non-IFRS cloud subscriptions and support revenue to be in a range of €1.95 – €2.05 billion at constant currencies (2014: €1.10 billion). The upper end of this range represents a growth rate of 86% at constant currencies. Concur and Fieldglass are expected to contribute approximately 50 percentage points to this growth.
•	The Company expects full year 2015 non-IFRS cloud & software revenue to increase by 8% – 10% at constant currencies (2014: €14.33 billion).
•	The Company expects full-year 2015 non-IFRS operating profit to be in a range of €5.6 billion – €5.9 billion at constant currencies (2014: €5.64 billion).

This 2015 outlook replaces the previously communicated 2015 mid-term ambition.

While the Company’s full-year 2015 business outlook is at constant currencies, actual currency reported figures are expected to continue to be impacted by currency exchange rate fluctuations. If exchange rates remain at the December 2014 closing rates for the rest of the year, the Company expects non-IFRS cloud & software revenue growth rate to experience a currency benefit of approximately 2 percentage points and non-IFRS operating profit growth rate at actual currencies to experience a currency benefit of approximately 1 percentage points for the full year 2015.

MID-TERM OUTLOOK

SAP expects to grow its more predictable revenue business while steadily increasing operating profit.

Looking beyond 2015, SAP is updating its 2017 ambition. SAP continues to expect fast growth in its cloud business with non-IFRS cloud subscriptions and support revenue reaching a range of €3.5 – €3.6 billion in 2017. Non-IFRS total revenue is expected to reach €21 – €22 billion in 2017. The Company expects non-IFRS operating profit in a range of €6.3 – €7.0 billion in 2017.

The changes to the 2017 goals reflect the impact from the Concur acquisition and anticipated faster customer adoption of SAP’s private cloud offering. SAP also anticipates the fast-growing cloud business along with growth in support revenue will drive a higher share of more predictable revenue with the total of cloud subscriptions & support revenue and software support revenue reaching a range of 65% – 70% of total revenue in 2017.

SAP Reports Fourth Quarter and Twelve Months 2014 Results	Page 7

By 2017 SAP’s rapidly growing cloud subscriptions and support revenue is expected to be close to software license revenue and is expected to exceed software license revenue in 2018. At that time SAP expects to reach a scale in its cloud business that will clear the way for accelerated operating profit expansion.

SAP is also introducing high level 2020 ambitions with 2020 non-IFRS cloud subscriptions and support revenue expected to reach €7.5 – €8.0 billion. Total revenue is expected to be in a range of €26 – €28 billion and non-IFRS operating profit in a range of €8 – €9 billion. The share of more predictable revenue is expected to grow further with the total of cloud subscriptions & support revenue and software support revenue reaching a range of 70% – 75% of total revenue in 2020.

SAP Reports Fourth Quarter and Twelve Months 2014 Results	Page 8

Additional Information

2014 revenue and profit figures include the full revenue and profit from hybris and the revenue and profit from Concur and Fieldglass since their acquisition dates of December 4 and May 2, respectively. The comparative numbers for 2013 do not include Concur or Fieldglass and hybris was included from August 1, 2013.

For a more detailed description of all of SAP’s non-IFRS measures and their limitations as well as our constant currency and free cash flow figures see Explanation of Non-IFRS Measures online.

# #

2014 Integrated Report and Annual Report

SAP’s 2014 Integrated Report and Annual Report to Shareholders and 2014 Annual Report on Form 20-F are scheduled to be published on March 20, 2015, and will be available for download at www.sap.com/investor.

Webcast

SAP senior management will host a press conference in Walldorf today at 10:00 AM (CET) /

9:00 AM (GMT) / 4:00 AM (Eastern) / 1:00 AM (Pacific), followed by an investor conference at 2:00 PM (CET) / 1:00 PM (GMT) / 8:00 AM (Eastern) / 5:00 AM (Pacific). Both conferences will be web cast live on the Company’s website at www.sap.com/investor and will be available for replay. Supplementary financial information pertaining to the full-year and quarterly results can be found at www.sap.com/investor.

SAP will also be hosting a Capital Markets Day and live webcast in New York on Tuesday, February 3, 2015.

About SAP

As market leader in enterprise application software, SAP (NYSE: SAP) helps companies of all sizes and industries run better. From back office to boardroom, warehouse to storefront, desktop to mobile device – SAP empowers people and organizations to work together more efficiently and use business insight more effectively to stay ahead of the competition. SAP applications and services enable more than 282,000 customers to operate profitably, adapt continuously, and grow sustainably. For more information, visit www.sap.com.

# # #

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SAP Reports Fourth Quarter and Twelve Months 2014 Results	Page 9

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Appendix – Financial Information

FINANCIAL INFORMATION

FOR THE FOURTH QUARTER 2014

(Condensed and Unaudited)

Page

Financial Statements (IFRS, Unaudited)
Consolidated Income Statements	F1-F2
Consolidated Statements of Financial Position	F3
Consolidated Statements of Cash Flows	F4

Supplementary Financial Information (Unaudited)
Reconciliation from Non-IFRS Numbers to IFRS Numbers	F5-F8
Explanation of Non-IFRS Adjustments	F8
Calculated Cloud Billings	F9
Revenue by Region	F10-F11
Multi-Quarter Summary	F12-F13

Financial Statements (IFRS, Unaudited)

CONSOLIDATED INCOME STATEMENTS OF SAP GROUP – QUARTER

For the three months ended December 31

€ millions, unless otherwise stated	2014	2013	Change in %
Cloud subscriptions and support	349	208	68
Software	1,867	1,902	–2
Support	2,506	2,268	11
Software and support	4,373	4,170	5
Software and software-related service revenue	4,722	4,378	8
Professional services and other service revenue	735	728	1
Total revenue	5,458	5,106	7

Cost of software and software-related services	–852	–759	12
Cost of professional services and other services	–611	–582	5
Total cost of revenue	–1,463	–1,341	9
Gross profit	3,995	3,765	6
Research and development	–670	–606	11
Sales and marketing	–1,269	–1,111	14
General and administration	–279	–230	21
Restructuring	–29	–23	27
TomorrowNow and Versata litigation	–2	–1	>100
Other operating income/expense, net	8	7	21
Total operating expenses	–3,704	–3,305	12
Operating profit	1,754	1,802	–3

Other non-operating income/expense, net	5	–3	<-100
Finance income	28	20	40
Finance costs	–52	–43	22
Financial income, net	–24	–22	7
Profit before tax	1,734	1,776	–2
Income tax TomorrowNow and Versata litigation	1	0	>100
Other income tax expense	–431	–458	–6
Income tax expense	–430	–457	–6
Profit after tax	1,304	1,319	–1
attributable to owners of parent	1,304	1,319	–1
attributable to non-controlling interests	0	–1	<-100

Earnings per share, basic (in €)*	1.09	1.11	–1
Earnings per share, diluted (in €)*	1.09	1.10	–1

* For the three months ended December 31, 2014 and 2013, the weighted average number of shares was 1,195 million (diluted 1,198 million) and 1,194 million (diluted: 1,196 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

F1

CONSOLIDATED INCOME STATEMENTS OF SAP GROUP – TWELVE MONTHS

For the twelve months ended December 31

€ millions, unless otherwise stated	2014	2013	Change in %
Cloud subscriptions and support	1,087	696	56
Software	4,399	4,516	–3
Support	9,368	8,738	7
Software and support	13,767	13,254	4
Software and software-related service revenue	14,855	13,950	6
Professional services and other service revenue	2,706	2,865	–6
Total revenue	17,560	16,815	4

Cost of software and software-related services	–2,894	–2,629	10
Cost of professional services and other services	–2,379	–2,402	–1
Total cost of revenue	–5,272	–5,031	5
Gross profit	12,288	11,784	4
Research and development	–2,331	–2,282	2
Sales and marketing	–4,304	–4,131	4
General and administration	–891	–866	3
Restructuring	–126	–70	80
TomorrowNow and Versata litigation	–309	31	<-100
Other operating income/expense, net	4	12	–64
Total operating expenses	–13,229	–12,336	7
Operating profit	4,331	4,479	–3

Other non-operating income/expense, net	49	–17	<-100
Finance income	127	115	11
Finance costs	–152	–181	–16
Financial income, net	–25	–66	–63
Profit before tax	4,356	4,396	–1
Income tax TomorrowNow and Versata litigation	86	–8	<-100
Other income tax expense	–1,166	–1,063	10
Income tax expense	–1,080	–1,071	1
Profit after tax	3,275	3,325	–1
attributable to owners of parent	3,275	3,326	–2
attributable to non-controlling interests	0	–1	<-100

Earnings per share, basic (in €)*	2.74	2.79	–2
Earnings per share, diluted (in €)*	2.74	2.78	–2

* For the twelve months ended December 31, 2014 and 2013, the weighted average number of shares was 1,195 million (diluted 1,197 million) and 1,193 million (diluted: 1,195 million), respectively (treasury stock excluded).

Due to rounding, numbers may not add up precisely.

F2

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION OF SAP GROUP

as at December 31, 2014 and December 31, 2013

€ millions	2014	2013
Cash and cash equivalents	3,348	2,748
Other financial assets	658	251
Trade and other receivables	4,330	3,864
Other non-financial assets	433	346
Tax assets	173	142
Total current assets	8,942	7,351
Goodwill	20,831	13,690
Intangible assets	4,608	2,954
Property, plant, and equipment	2,102	1,820
Other financial assets	1,020	607
Trade and other receivables	100	98
Other non-financial assets	164	107
Tax assets	229	172
Deferred tax assets	378	292
Total non-current assets	29,432	19,739
Total assets	38,374	27,091

as at December 31, 2014 and December 31, 2013
€ millions	2014	2013
Trade and other payables	1,006	850
Tax liabilities	333	433
Financial liabilities	3,801	748
Other non-financial liabilities	2,797	2,562
Provision TomorrowNow and Versata litigation	1	223
Other provisions	149	123
Provisions	150	346
Deferred income	1,681	1,408
Total current liabilities	9,767	6,347
Trade and other payables	55	45
Tax liabilities	373	319
Financial liabilities	7,741	3,758
Other non-financial liabilities	231	257
Provisions	149	132
Deferred tax liabilities	386	110
Deferred income	78	74
Total non-current liabilities	9,013	4,695
Total liabilities	18,780	11,043
Issued capital	1,229	1,229
Share premium	614	551
Retained earnings	18,311	16,258
Other components of equity	570	–718
Treasury shares	–1,224	–1,280
Equity attributable to owners of parent	19,500	16,040
Non-controlling interests	94	8
Total equity	19,594	16,048
Total equity and liabilities	38,374	27,091

Due to rounding, numbers may not add up precisely.

F3

CONSOLIDATED STATEMENTS OF CASH FLOWS OF SAP GROUP

For the twelve months ended December 31

€ millions	2014	2013
Profit after tax	3,275	3,325
Adjustments to reconcile profit after taxes to net cash provided by operating activities:
Depreciation and amortization	1,010	951
Income tax expense	1,080	1,071
Financial income, net	25	66
Decrease/increase in sales and bad debt allowances on trade receivables	47	42
Other adjustments for non-cash items	85	57
Decrease/increase in trade and other receivables	–286	–110
Decrease/increase in other assets	–344	–131
Decrease/increase in trade payables, provisions, and other liabilities	648	–176
Decrease/increase in deferred income	16	125
Cash outflows due to TomorrowNow and Versata litigation	–555	–1
Interest paid	–130	–159
Interest received	59	67
Income taxes paid, net of refunds	–1,356	–1,295
Net cash flows from operating activities	3,574	3,832

Business combinations, net of cash and cash equivalents acquired	–6,354	–1,160
Cash payments for derivative financial instruments related to business combinations	–111	0
Total cash outflows for business combinations, net of cash and cash equivalents aquired	–6,465	–1,160
Purchase of intangible assets and property, plant, and equipment	–737	–566
Proceeds from sales of intangible assets or property, plant, and equipment	46	55
Purchase of equity or debt instruments of other entities	–891	–1,531
Proceeds from sales of equity or debt instruments of other entities	833	1,421
Net cash flows from investing activities	–7,214	–1,781
Dividends paid	–1,194	–1,013
Proceeds from reissuance of treasury shares	51	49
Proceeds from borrowings	7,581	1,000
Repayments of borrowings	–2,219	–1,625
Net cash flows from financing activities	4,219	–1,589

Effect of foreign currency rates on cash and cash equivalents	21	–191
Net decrease/increase in cash and cash equivalents	600	271
Cash and cash equivalents at the beginning of the period	2,748	2,477
Cash and cash equivalents at the end of the period	3,348	2,748

Due to rounding, numbers may not add up precisely.

F4

SUPPLEMENTARY FINANCIAL INFORMATION

(UNAUDITED)

RECONCILIATION FROM NON-IFRS NUMBERS TO IFRS NUMBERS

The following tables present a reconciliation from our non-IFRS numbers (including our non-IFRS at constant currency numbers) to the respective most comparable IFRS numbers. Note: Our non-IFRS numbers are not prepared under a comprehensive set of accounting rules or principles.

	For the three months ended December 31
€ millions, unless otherwise stated	2014					2013
	IFRS	Adj.*	Non-IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS Constant Currency**
Revenue Numbers
Cloud subscriptions and support	349	10	360	–26	334	208	1	210	68	72	59
Software	1,867	0	1,867	–59	1,808	1,902	0	1,903	–2	–2	–5
Support	2,506	1	2,507	–64	2,444	2,268	5	2,272	11	10	8
Software and support	4,373	1	4,374	–123	4,251	4,170	5	4,175	5	5	2
Software and software-related service revenue	4,722	12	4,734	–149	4,586	4,378	6	4,385	8	8	5
Professional services and other service revenue	735	0	735	–24	712	728	0	728	1	1	–2
thereof cloud-related	69	0	69	–3	66	45	0	45	54	54	47
Total revenue	5,458	12	5,469	–172	5,297	5,106	6	5,113	7	7	4

Cloud subscriptions and support	349	10	360	–26	334	208	1	210	68	72	59
Cloud-related professional services revenue	69	0	69	–3	66	45	0	45	54	54	47
Cloud revenue	418	10	429	–29	400	253	1	254	65	69	57

Operating Expense Numbers
Cost of software and software-related services	–852	105	–747			–759	98	–661	12	13
thereof cloud	–161	30	–131			–83	18	–66	93	99
Cost of professional services and other services	–611	47	–564			–582	38	–543	5	4
Total cost of revenue	–1,463	152	–1,311			–1,341	137	–1,204	9	9
Gross profit	3,995	164	4,158			3,765	143	3,909	6	6
Research and development	–670	55	–615			–606	51	–555	11	11
Sales and marketing	–1,269	69	–1,201			–1,111	63	–1,047	14	15
General and administration	–279	55	–224			–230	15	–215	21	4
Restructuring	–29	29	0			–23	23	0	27	0
TomorrowNow and Versata litigation	–2	2	0			–1	1	0	>100	0
Other operating income/expense, net	8	0	8			7	0	7	21	21
Total operating expenses	–3,704	362	–3,342	98	–3,244	–3,305	290	–3,015	12	11	8

F5

	For the three months ended December 31
€ millions, unless otherwise stated	2014					2013			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS Constant Currency**
Profit Numbers
Operating profit	1,754	374	2,127	–74	2,053	1,802	296	2,098	–3	1	–2
Other non-operating income/expense, net	5	0	5			–3	0	–3	<-100	<-100
Finance income	28	0	28			20	0	20	40	40
Finance costs	–52	0	–52			–43	0	–43	22	22
Financial income, net	–24	0	–24			–22	0	–22	7	7
Profit before tax	1,734	374	2,108			1,776	296	2,072	–2	2
Income tax TomorrowNow and Versata litigation	1	–1	0			0	0	0	>100	0
Other income tax expense	–431	–113	–544			–458	–93	–550	–6	–1
Income tax expense	–430	–114	–544			–457	–93	–550	–6	–1
Profit after tax	1,304	260	1,564			1,319	203	1,522	–1	3
attributable to owners of parent	1,304	260	1,564			1,319	203	1,523	–1	3
attributable to non-controlling interests	0	0	0			–1	0	–1	<-100	<-100

Key Ratios
Operating margin (in %)	32.1		38.9		38.8	35.3		41.0	–3.2pp	–2.1pp	–2.3pp
Effective tax rate (in %)	24.8		25.8			25.7		26.6	–1.0pp	–0.8pp
Earnings per share, basic (in €)	1.09		1.31			1.11		1.28	–1	3

F6

	For the twelve months ended December 31
€ millions, unless otherwise stated	2014					2013
	IFRS	Adj.*	Non-IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS Constant Currency**
Revenue Numbers
Cloud subscriptions and support	1,087	14	1,101	–3	1,098	696	61	757	56	45	45
Software	4,399	0	4,399	0	4,399	4,516	2	4,518	–3	–3	–3
Support	9,368	5	9,373	114	9,487	8,738	19	8,756	7	7	8
Software and support	13,767	5	13,773	113	13,886	13,254	21	13,275	4	4	5
Software and software-related service revenue	14,855	19	14,874	110	14,984	13,950	82	14,032	6	6	7
Professional services and other service revenue	2,706	0	2,706	32	2,738	2,865	0	2,865	–6	–6	–4
thereof cloud-related	222	0	222	1	222	170	0	170	30	30	31
Total revenue	17,560	19	17,580	142	17,722	16,815	82	16,897	4	4	5

Cloud subscriptions and support	1,087	14	1,101	–3	1,098	696	61	757	56	45	45
Cloud-related professional services revenue	222	0	222	1	222	170	0	170	30	30	31
Cloud revenue	1,309	14	1,323	–3	1,320	866	61	927	51	43	42

Operating Expense Numbers
Cost of software and software-related services	–2,894	350	–2,543			–2,629	364	–2,265	10	12
thereof cloud	–481	88	–393			–314	97	–218	53	80
Cost of professional services and other services	–2,379	121	–2,258			–2,402	123	–2,278	–1	–1
Total cost of revenue	–5,272	471	–4,801			–5,031	487	–4,543	5	6
Gross profit	12,288	490	12,778			11,784	570	12,354	4	3
Research and development	–2,331	127	–2,204			–2,282	120	–2,162	2	2
Sales and marketing	–4,304	169	–4,134			–4,131	205	–3,926	4	5
General and administration	–891	85	–806			–866	70	–796	3	1
Restructuring	–126	126	0			–70	70	0	80	0
TomorrowNow and Versata litigation	–309	309	0			31	–31	0	<-100	0
Other operating income/expense, net	4	0	4			12	0	12	–64	–64
Total operating expenses	–13,229	1,288	–11,942	–152	–12,093	–12,336	921	–11,415	7	5	6

F7

	For the twelve months ended December 31
€ millions, unless otherwise stated	2014					2013			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non-IFRS*	IFRS	Non-IFRS*	Non-IFRS Constant Currency**
Profit Numbers
Operating profit	4,331	1,307	5,638	–9	5,629	4,479	1,003	5,482	–3	3	3
Other non-operating income/expense, net	49	0	49			–17	0	–17	<-100	<-100
Finance income	127	0	127			115	0	115	11	11
Finance costs	–152	0	–152			–181	0	–181	–16	–16
Financial income, net	–25	0	–25			–66	0	–66	–63	–63
Profit before tax	4,356	1,307	5,662			4,396	1,003	5,399	–1	5
Income tax TomorrowNow and Versata litigation	86	–86	0			–8	8	0	<-100	0
Other income tax expense	–1,166	–318	–1,485			–1,063	–338	–1,401	10	6
Income tax expense	–1,080	–405	–1,485			–1,071	–330	–1,401	1	6
Profit after tax	3,275	902	4,178			3,325	674	3,998	–1	4
attributable to owners of parent	3,275	902	4,177			3,326	674	3,999	–2	4
attributable to non-controlling interests	0	0	0			–1	0	–1	<-100	<-100

Key Ratios
Operating margin (in %)	24.7		32.1		31.8	26.6		32.4	–2.0pp	–0.4pp	–0.7pp
Effective tax rate (in %)	24.8		26.2			24.4		25.9	0.4pp	0.3pp
Earnings per share, basic (in €)	2.74		3.50			2.79		3.35	–2	4

* Adjustments in the revenue line items are for support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based payment expenses, restructuring expenses, as well as the TomorrowNow and Versata litigation expenses.

** Constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

EXPLANATION OF NON-IFRS ADJUSTMENTS

€ millions, unless otherwise stated	Q4 2014	1/1– 12/31/2014	Q4 2013	1/1– 12/31/2013
Operating profit (IFRS)	1,754	4,331	1,802	4,479
Revenue adjustments	12	19	6	82
Adjustment for acquisition-related charges	160	562	130	555
Adjustment for share-based payment expenses	171	290	135	327
Adjustment for restructuring	29	126	23	70
Adjustment for TomorrowNow and Versata litigation	2	309	1	–31
Operating expense adjustments	362	1,288	290	921
Operating profit adjustments	374	1,307	296	1,003
Operating profit (Non-IFRS)	2,127	5,638	2,098	5,482

Due to rounding, numbers may not add up precisely.

F8

CALCULATED CLOUD BILLINGS

The following table presents the calculated cloud billings metric which we define as the total of a period’s cloud subscription and support revenue and of the respective period’s change in the deferred cloud subscription and support revenue balance. The table also reconciles the non-IFRS calculated cloud billings metric (including our non-IFRS at constant currency metric) to the respective IFRS based calculated cloud billings metric.

	For the three months ended December 31
€ millions, unless otherwise stated	2014					2013
	IFRS	Adj.*	Non- IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non- IFRS*	Currency Impact**	Non-IFRS Constant Currency**
Cloud subscriptions and support	349	10	360	–26	334	208	1	210	0	210
Closing balance deferred cloud subscriptions and support	690	10	699	–62	637	443	4	447	9	457
Opening balance deferred cloud subscriptions and support	498	0	498	–32	466	376	6	382	0	382
Change in deferred cloud subscriptions and support	192	10	202	–31	171	68	–2	66	9	75
Calculated cloud billings	542	20	562	–56	505	276	0	276	9	285

Year-over-year changes (2014 vs. 2013, in %)	96%		104%		78%

* Adjustments in the revenue and deferred revenue line items are for cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

* * Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency deferred revenue balances are calculated by translating the current period’s opening and closing deferred revenue balances as well as the comparative period’s closing deferred revenue balance using the opening exchange rates of the comparative period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

F9

REVENUE BY REGION

The following tables present our IFRS and non-IFRS revenue by region based on customer location. The tables also present a reconciliation from our non-IFRS revenue (including our non-IFRS revenue at constant currency) to the respective most comparable IFRS revenue.

Note: Our non-IFRS revenues are not prepared under a comprehensive set of accounting rules or principles.

	For the three months ended December 31
€ millions	2014					2013			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non- IFRS*	IFRS	Non- IFRS*	Non-IFRS Constant Currency**
Cloud subscriptions and support revenue by region
EMEA	92	1	93	–5	88	50	0	50	84	85	75
Americas	222	9	231	–19	212	140	1	141	58	63	50
APJ	36	0	36	–2	34	18	0	18	97	98	87
Cloud subscriptions and support revenue	349	10	360	–26	334	208	1	210	68	72	59

Software and software-related service revenue by region
EMEA	2,290	2	2,292	4	2,296	2,189	3	2,193	5	5	5
Americas	1,682	9	1,691	–126	1,565	1,478	3	1,481	14	14	6
APJ	751	0	751	–27	724	711	0	711	6	6	2
Software and software-related service revenue	4,722	12	4,734	–149	4,586	4,378	6	4,385	8	8	5

Total revenue by region
Germany	799	0	799	–1	799	793	1	794	1	1	1
Rest of EMEA	1,869	2	1,871	3	1,874	1,758	3	1,761	6	6	6
Total EMEA	2,668	2	2,671	2	2,672	2,551	3	2,555	5	5	5
United States	1,479	9	1,488	–127	1,361	1,264	2	1,266	17	18	7
Rest of Americas	460	0	460	–16	444	490	1	491	–6	–6	–10
Total Americas	1,939	9	1,948	–144	1,805	1,754	3	1,757	11	11	3
Japan	164	0	164	7	171	173	0	173	–5	–5	–1
Rest of APJ	687	0	687	–37	650	628	0	628	9	9	3
Total APJ	850	0	851	–30	820	801	0	801	6	6	2
Total revenue	5,458	12	5,469	–172	5,297	5,106	6	5,113	7	7	4

F10

	For the twelve months ended December 31
€ millions	2014					2013			Change in %
	IFRS	Adj.*	Non-IFRS*	Currency Impact**	Non-IFRS Constant Currency**	IFRS	Adj.*	Non- IFRS*	IFRS	Non- IFRS*	Non-IFRS Constant Currency**
Cloud subscriptions and support revenue by region
EMEA	277	1	278	–1	277	176	0	176	58	58	57
Americas	709	12	721	–3	719	457	61	517	55	39	39
APJ	101	0	101	1	102	64	0	64	59	59	60
Cloud subscriptions and support revenue	1,087	14	1,101	–3	1,098	696	61	757	56	45	45

Software and software-related service revenue by region
EMEA	7,028	5	7,034	45	7,079	6,616	6	6,622	6	6	7
Americas	5,489	14	5,503	12	5,515	5,097	76	5,173	8	6	7
APJ	2,337	0	2,337	53	2,390	2,237	0	2,237	4	4	7
Software and software-related service revenue	14,855	19	14,874	110	14,984	13,950	82	14,032	6	6	7

Total revenue by region
Germany	2,570	1	2,571	–1	2,571	2,513	2	2,514	2	2	2
Rest of EMEA	5,813	4	5,817	53	5,870	5,462	5	5,467	6	6	7
Total EMEA	8,383	5	8,389	52	8,441	7,975	6	7,981	5	5	6
United States	4,898	13	4,911	–35	4,875	4,487	73	4,561	9	8	7
Rest of Americas	1,591	0	1,592	61	1,653	1,746	2	1,748	–9	–9	–5
Total Americas	6,489	14	6,503	26	6,528	6,233	76	6,309	4	3	3
Japan	600	0	600	46	646	631	0	631	–5	–5	2
Rest of APJ	2,088	0	2,088	18	2,106	1,975	0	1,976	6	6	7
Total APJ	2,688	0	2,688	64	2,753	2,606	0	2,607	3	3	6
Total revenue	17,560	19	17,580	142	17,722	16,815	82	16,897	4	4	5

* Adjustments in the revenue line items are for support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules.

** Constant currency revenue figures are calculated by translating revenue of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s non-IFRS constant currency numbers with the non-IFRS number of the previous year’s respective period.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

Due to rounding, numbers may not add up precisely.

F11

MULTI-QUARTER SUMMARY (IFRS AND NON-IFRS)

€ millions, unless otherwise stated	Q1 2013	Q2 2013	Q3 2013	Q4 2013	TY 2013	Q1 2014	Q2 2014	Q3 2014	Q4 2014	TY 2014
Cloud subscriptions and support (IFRS)	137	159	191	208	696	219	241	277	349	1,087
Revenue adjustment*	30	24	5	1	61	1	1	1	10	14
Cloud subscriptions and support (non-IFRS)	167	183	197	210	757	221	242	278	360	1,101

Software (IFRS)	657	982	975	1,902	4,516	623	957	951	1,867	4,399
Revenue adjustment*	0	0	2	0	2	0	0	0	0	0
Software (non-IFRS)	657	982	977	1,903	4,518	623	957	952	1,867	4,399

Support (IFRS)	2,109	2,177	2,184	2,268	8,738	2,213	2,279	2,370	2,506	9,368
Revenue adjustment*	4	5	5	5	19	2	1	1	1	5
Support (non-IFRS)	2,113	2,182	2,189	2,272	8,756	2,214	2,280	2,371	2,507	9,373

Software and support (IFRS)	2,765	3,159	3,159	4,170	13,254	2,836	3,237	3,322	4,373	13,767
Revenue adjustment*	4	5	7	5	21	2	1	1	1	5
Software and support (non-IFRS)	2,770	3,164	3,166	4,175	13,275	2,838	3,238	3,323	4,374	13,773

Software and software-related service revenue (IFRS)	2,903	3,318	3,351	4,378	13,950	3,055	3,478	3,599	4,722	14,855
Revenue adjustment*	35	29	12	6	82	3	2	2	12	19
Software and software-related service revenue (non-IFRS)	2,937	3,347	3,363	4,385	14,032	3,058	3,480	3,601	4,734	14,874

Consulting	557	580	553	553	2,242	508	520	512	555	2,095
Other services	142	165	142	175	623	134	153	143	180	611
Professional services and other service revenue (IFRS = non-IFRS)	698	744	695	728	2,865	643	673	655	735	2,706

Total revenue (IFRS)	3,601	4,062	4,045	5,106	16,815	3,698	4,151	4,254	5,458	17,560
Revenue adjustment*	35	29	12	6	82	3	2	2	12	19
Total revenue (non-IFRS)	3,636	4,091	4,057	5,113	16,897	3,701	4,153	4,256	5,469	17,580

Operating profit (IFRS)	646	988	1,043	1,802	4,479	723	698	1,157	1,754	4,331
Revenue adjustment*	35	29	12	6	82	3	2	2	12	19
Expense adjustment*	222	168	242	290	921	193	536	196	362	1,288
Operating profit (non-IFRS)	902	1,186	1,296	2,098	5,482	919	1,236	1,355	2,127	5,638

Operating margin (IFRS, in %)	17.9	24.3	25.8	35.3	26.6	19.5	16.8	27.2	32.1	24.7
Operating margin (non-IFRS, in %)	24.8	29.0	32.0	41.0	32.4	24.8	29.8	31.8	38.9	32.1

Effective tax rate (IFRS, in %)	16.3	24.8	26.4	25.7	24.4	24.1	22.6	26.5	24.8	24.8
Effective tax rate (non-IFRS, in %)	21.4	26.8	27.6	26.6	25.9	25.9	25.4	27.7	25.8	26.2

Earnings per share, basic (IFRS, in €)	0.44	0.61	0.64	1.11	2.79	0.45	0.47	0.74	1.09	2.74
Earnings per share, basic (non-IFRS, in €)	0.58	0.71	0.78	1.28	3.35	0.56	0.79	0.84	1.31	3.50

F12

€ millions, unless otherwise stated	Q1 2013	Q2 2013	Q3 2013	Q4 2013	TY 2013	Q1 2014	Q2 2014	Q3 2014	Q4 2014	TY 2014
Net cash flows from operating activities	2,162	320	558	792	3,832	2,352	223	507	491	3,574
Purchases of intangible assets, and property, plant, and equipment	–113	–152	–136	–165	–566	–130	–174	–168	–265	–737
Free cash flow	2,049	168	422	627	3,266	2,222	49	339	226	2,837

Deferred cloud subscriptions and support revenue (IFRS, quarter end)	344	354	376	443	443	451	445	498	690	690
Revenue adjustment*	33	7	6	4	4	3	3	0	10	10
Deferred cloud subscriptions and support revenue (non-IFRS, quarter end)	377	361	382	447	447	454	448	498	699	699

Days’ sales outstanding (DSO, in days)**	61	62	62	62	62	63	64	65	65	65

Headcount (quarter end)***	64,598	64,937	66,061	66,572	66,572	66,750	67,651	68,835	74,406	74,406

Employee retention (in %, rolling 12 months)	93.9	93.6	93.6	93.5	93.5	93.4	93.5	93.3	93.5	93.5
Women in management (in %, quarter end)	21.4	21.4	21.0	21.2	21.2	20.9	21.1	21.3	21.3	21.3
Greenhouse gas emissions (in kilotons)	145	145	135	120	545	120	140	125	115	500

* Adjustments in the revenue line items are for support revenue, cloud subscriptions and support revenue, and other similarly recurring revenues that entities acquired by SAP would have recognized had they remained stand-alone entities but that SAP is not permitted to recognize as revenue under IFRS as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges, share-based payment expenses, restructuring expenses, as well as the TomorrowNow and Versata litigation expenses.

For a more detailed description of these adjustments and their limitations as well as our constant currency figures, see our Web site www.sap.com/corporate-en/investors/newsandreports/reporting-framework.epx under “Non-IFRS Measures and Estimates”.

** Days’ Sales Outstanding measures the length of time it takes to collect receivables. SAP calculates DSO by dividing the average invoiced accounts receivables balance of the last 12 months by the average monthly sales of the last 12 months.

*** In full-time equivalents

Due to rounding, numbers may not add up precisely.

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